EXHIBIT 99.1

VICINITY MOTOR CORP. Unaudited Interim Condensed Consolidated Financial Statements For the three and nine months ended September 30, 2022 and 2021

Vicinity Motor Corp.

Interim Condensed Consolidated Statements of Financial Position

(Unaudited, In thousands of US Dollars)

	Note	September 30, 2022	December 31, 2021
		$	$

Current Assets
Cash and cash equivalents		1,115	4,402
Trade and other receivables		3,051	2,810
Inventory	4	9,576	9,416
Prepaids and deposits		3,578	4,178

		17,320	20,806
Long-term Assets
Intangible assets	5	18,883	22,353
Property, plant, and equipment	6	22,069	10,834

		58,272	53,993

Current Liabilities
Accounts payable and accrued liabilities		5,661	2,915
Credit facility	7	620	—
Deferred revenue		2,339	3,193
Current portion of provision for warranty cost	8	1,560	1,414
Current debt facilities		—	7,143
Deferred consideration		4,640	4,602
Current portion of other long-term liabilities	9	425	134

		15,245	19,401

Long-term Liabilities
Other long-term liabilities	9	7,801	92
Provision for warranty cost	8	161	255

		23,207	19,748

Shareholders’ Equity
Share capital	10	69,827	58,055
Contributed surplus	10	7,320	6,035
Accumulated other comprehensive (loss) income		1,732	(151)
Deficit		(43,814)	(29,694)

		35,065	34,245

		58,272	53,993

NATURE OF OPERATIONS (Note 1)

COMMITMENTS (Note 14)

SUBSEQUENT EVENTS (Note 17)

Approved on behalf of the Board:

/s/”William R. Trainer “	/s/”Christopher Strong”
Director	Director

See accompanying notes to the consolidated financial statements

Vicinity Motor Corp.

Interim Condensed Consolidated Statements of (Loss) Income

(Unaudited, In thousands of US dollars, except for per share amounts)

	Note	For the three months ended September 30, 2022	For the three months ended September 30, 2021	For the nine months ended September 30, 2022	For the nine months ended September 30, 2021
		$	$	$	$
			(Restated, Notes 3 and 16)		(Restated, Notes 3 and 16)
Revenue
Bus sales	13	363	1,680	12,182	36,549
Other	13	1,152	644	4,258	2,830
		1,515	2,324	16,440	39,379

Cost of sales	4	(1,749)	(2,901)	(15,441)	(34,828)

Gross profit (loss)		(234)	(577)	999	4,551

Expenses
Sales and administration		2,527	2,355	7,278	5,337
Stock-based compensation	10	250	658	712	1,042
Amortization		656	141	1,975	413
Interest and finance costs	7,9	589	31	1,775	208
Gain on modification of debt	9	—	—	(803)	—
Foreign exchange loss		3,098	13	3,882	70

		7,120	3,198	14,819	7,070

Loss before taxes		(7,354)	(3,775)	(13,820)	(2,519)

Current income tax expense		91	23	300	23
Net loss		(7,445)	(3,798)	(14,120)	(2,542)

Loss per share
Basic & diluted		(0.19)	(0.13)	(0.37)	(0.09)

Weighted average number of common shares outstanding
Basic & diluted(1)		38,307,728	29,826,211	38,307,728	29,824,442

(1)	Basic and diluted loss per share have been retrospectively adjusted to give effect to the 3 to 1 share consolidation effective March 29, 2021.

See accompanying notes to the consolidated financial statements

Vicinity Motor Corp.

Interim Condensed Consolidated Statements of Comprehensive (Loss) Income

(Unaudited, In thousands of US dollars)

	For the three months ended September 30, 2022	For the three months ended September 30, 2021	For the nine months ended September 30, 2022	For the nine months ended September 30, 2021
	$	$	$	$
		(Restated, Notes 3 and 16)		(Restated, Notes 3 and 16)
Net loss	(7,445)	(3,798)	(14,120)	(2,542)

Other comprehensive income items that may be reclassified subsequently to net (loss) income
Exchange differences on translation of foreign operations	1,553	(692)	1,883	(234)
Total other comprehensive income (loss)	1,553	(692)	1,883	(234)
Total comprehensive loss	(5,892)	(4,490)	(12,237)	(2,776)

See accompanying notes to the consolidated financial statements

Vicinity Motor Corp.

Interim Condensed Consolidated Statements of Changes in Equity

(Unaudited, In thousands of US dollars, except for per number of shares)

	Note		Number of Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Shareholders’ Equity
				$	$	$	$	$
Balance, January 1, 2021 (restated)	3, 16		28,650,754	37,175	2,618	145	(22,371)	17,567
Issuance of shares – warrants exercised	10.2	(c)	1,924,721	6,269	(141)	—	—	6,128
Issuance of shares – options exercised	10.2	(d)	254,996	607	(196)	—	—	411
Issuance of options			—	—	1,333	—	—	1,333
Stock-based compensation	10.4-10.5		—	—	1,042	—	—	1,042
Other comprehensive loss			—	—	—	(234)	—	(234)
Net loss			—	—	—	—	(2,542)	(2,542)
Balance, September 30, 2021	3, 16		30,830,471	44,051	4,656	(89)	(24,913)	23,705

Balance, January 1, 2022			34,946,379	58,055	6,035	(151)	(29,694)	34,245
Issuance of shares – private placement	10.2	(a)	4,747,000	12,988	—	—	—	12,988
Issuance of shares – options exercised	10.2	(b)	66,661	98	(23)	—	—	75
Share issuance costs	10.2	(a)	—	(1,162)	—	—	—	(1,162)
Share issuance costs – agent warrants	10.2	(a)	—	(152)	152			—
Warrants	10.3		—	—	444	—	—	444
Stock-based compensation	10.4-10.5		—	—	712	—	—	712
Other comprehensive income			—	—	—	1,883	—	1,883
Net loss			—	—	—	—	(14,120)	(14,120)
Balance, September 30, 2022			39,760,040	69,827	7,320	1,732	(43,814)	35,065

See accompanying notes to the consolidated financial statements

Vicinity Motor Corp.

Interim Condensed Consolidated Statements of Cash Flows

(Unaudited, In thousands of US dollars)

		Nine months ended	Nine months ended
	Note	September 30, 2022	September 30, 2021
			(Restated, Note 3)
OPERATING ACTIVITIES		$	$

Net loss for the year		(14,120)	(2,542)
Items not involving cash:
Loss on disposal of property and equipment		27	55
Gain on modification of debt	9	(803)	—
Amortization		2,212	670
Foreign exchange loss		4,065	15
Interest and finance costs	7,9	1,775	208
Stock-based compensation	10	712	1,042
		(6,132)	(552)
Changes in non-cash items:
Trade and other receivables		(659)	429
Inventory	4	989	16,261
Prepaids and deposits		(1,615)	(2,072)
Accounts payable and accrued liabilities		3,609	(6,791)
Deferred consideration		(38)	—
Deferred revenue		(637)	(508)
Warranty provision	8	85	1,153
Taxes paid		(300)	—
Interest paid		(524)	(166)
Cash (used) provided in operating activities		(5,222)	7,754

INVESTING ACTIVITIES
Purchase of intangible assets	5	(553)	(1,893)
Proceeds from government subsidy	5	817	—
Purchase of property and equipment	6	(10,471)	(2,960)
Proceeds on disposal of property and equipment	6	252	82
Restricted cash		—	284
Cash used in investing activities		(9,955)	(4,487)

FINANCING ACTIVITIES
Proceeds from issuance of common shares	10	13,063	6,519
Share issuance costs	10	(1,162)	—
(Repayments) proceeds of credit facility	7	659	(4,626)
Repayment of short-term loans	9	—	(2,038)
Repayment of long-term loans	9	(317)	(161)
Cash provided (used) in financing activities		12,243	(306)
Effect of foreign exchange rate on cash		(353)	(79)
(Decrease) increase in cash and cash equivalents		(3,287)	2,882
Cash and cash equivalents, beginning		4,402	1,008
Cash and cash equivalents, ending		1,115	3,890

See accompanying notes to the consolidated financial statements

Vicinity Motor Corp.

Notes to the Interim Condensed Consolidated Financial Statements

Three and nine months ended September 30, 2022 and September 30, 2021 (Unaudited, In thousands of US dollars, except for per share amounts)

1.	NATURE OF OPERATIONS

Vicinity Motor Corp. (“Vicinity”, “VMC” or the “Company”) is a Canadian company that is a North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a dealer network and relationships with manufacturing partners to supply its flagship electric, compressed natural gas (“CNG”) and clean-diesel Vicinity buses, the VMC 1200 electric truck and a VMC Optimal-EV shuttle bus. VMC (formerly Grande West Transportation Group) was incorporated on December 4, 2012 under the laws of British Columbia. The Company conducts its active operations in Canada through its wholly owned operating subsidiary, Vicinity Motor (Bus) Corp. which was incorporated on September 2, 2008 under the laws of British Columbia. The Company also conducts its active operations in the U.S. through a wholly owned subsidiary, Vicinity Motor (Bus) USA Corp., incorporated on April 8, 2014 under the laws of the State of Delaware. The Company’s head office is located at 3168 262nd Street, Aldergrove, British Columbia.

2.	BASIS OF PRESENTATION

The following companies are consolidated with Vicinity Motor Corp. as at September 30, 2022:

Company Name	Registered	Holding	Functional Currency
Vicinity Motor Corp.	British Columbia	Parent Company	United States Dollar (Canadian Dollar up to October 5, 2021)
Vicinity Motor (Bus) Corp.	British Columbia	100%	Canadian Dollar
Vicinity Motor (Bus) USA Corp.	United States	100%	United States Dollar

i)	Intercompany balances and transactions, and any unrealized gains arising from intercompany transactions, were eliminated in preparing the consolidated financial statements.

a)       Statement of compliance

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, have been omitted or condensed. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2021.

The interim condensed consolidated financial statements were authorized for issue by the Board of Directors on November 14, 2022.

b)       Basis of measurement

The interim condensed consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments carried at fair value.

c)       Use of estimates and judgments

The preparation of the interim condensed consolidated financial statements in conformity with IAS 34 requires the use of judgments and estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the consolidated financial statements. For significant estimates and judgements refer to Note 8 of these interim consolidated financial statements as well as the audited consolidated financial statements for the year ended December 31, 2021.

Page │ 7

Vicinity Motor Corp.

Notes to the Interim Condensed Consolidated Financial Statements

Three and nine months ended September 30, 2022 and September 30, 2021 (Unaudited, In thousands of US dollars, except for per share amounts)

3.	CHANGE OF PRESENTATION CURRENCY

Effective October 6, 2021, the functional currency of Vicinity Motor Corp. has changed from Canadian dollars to United States dollars as financing for operations is now raised in US dollars.

The Company retroactively changed its presentation currency from Canadian dollars to United States dollars. The change in the financial statement presentation currency is considered an accounting policy change and has been accounted for retroactively. The balance sheets for each period presented have been translated from the related subsidiary’s functional currency to the new US dollar presentation currency at the rate of exchange prevailing at the respective balance sheet date except for equity items, which have been translated at accumulated historical rates from the related subsidiary’s date of incorporation. The statements of income and comprehensive income were translated at the average exchange rates for the reporting period, or at the exchange rate prevailing at the date of transactions. Exchange differences arising in 2019 on translation from the related subsidiary’s functional currency to the United States dollar presentation currency have been recognized in other comprehensive income and accumulated as a separate component of equity.

In prior reporting periods, the translation of the Company’s subsidiaries that had a United States dollar functional currency into the Company’s presentation currency of the Canadian dollar gave rise to a translation adjustment which was recorded as an adjustment to accumulated other comprehensive income (“AOCI”), a separate component of shareholder’s equity. With the retrospective application of the change in presentation currency from the Canadian dollar to the US dollar, the AOCI related to the translation of US dollar functional currency subsidiaries was eliminated. However, with the retrospective application of the change in presentation currency to the US dollar, the Company’s Canadian operating company, which has a Canadian dollar functional currency, resulted in an AOCI balance.

Adjustment to previously reported financial information due to change in presentation currency

For comparative purposes, the consolidated statement of loss and comprehensive loss for the three and nine months ended September 30, 2021 includes adjustments to reflect the change in the presentation currency to the US dollar, which is a change in accounting policy. The exchange rates used to translate the amounts previously reported into US dollars for the three and nine months ended September 30, 2021 were the monthly average rates for the period.

4.	INVENTORY

	September 30, 2022	December 31, 2021
	$	$
Finished goods	7,010	6,472
Work in progress - buses	42	41
Parts for resale	2,524	2,903
Total Inventory	9,576	9,416

As at September 30, 2022 and December 31, 2021, work in progress – buses consists of the cost of buses still being manufactured. Finished goods inventory consisted of the costs of assembled buses, as well as freight and other costs incurred directly by the Company in compiling inventory. All inventory is part of the general security agreement to secure the credit facility described in Note 6.

During the nine months ended September 30, 2022, the Company recognized $12,438 as the cost of inventory included as an expense in cost of sales (September 30, 2021: $30,302).

5.	Intangible Assets

During the nine months ended September 30, 2022, the Company received $817 as a grant from Sustainable Development Technology Canada for the development of the Company’s electric vehicles. The amount was recorded as a reduction in intangible assets. The Company is still expecting to receive C$1,549 dollars in further grants as milestones are achieved.

Page │ 8

Vicinity Motor Corp.

Notes to the Interim Condensed Consolidated Financial Statements

Three and nine months ended September 30, 2022 and September 30, 2021 (Unaudited, In thousands of US dollars, except for per share amounts)

6.	PROPERTY, PLANT & EQUIPMENT

	Buses Available for Lease	Office Equipment	Right-of-Use Asset	Vehicles	Land	Plant and Equipment	Total
	$	$	$	$	$	$	$
Cost
At December 31, 2020	2,924	794	591	350	—	70	4,729
Additions	3,522	1,109	27	—	1,760	3,922	10,340
Disposals	(2,350)	—	—	—	—	—	(2,350)
Foreign exchange	19	3	2	1	—	—	25
At December 31, 2021	4,115	1,906	620	351	1,760	3,992	12,744
Additions	321	1,385	2,196	—	—	8,677	12,579
Disposals	(285)	(6)	—	—	—	—	(291)
Foreign exchange	(315)	(104)	(192)	(26)	—	—	(637)

At September 30, 2022	3,836	3,181	2,624	325	1,760	12,669	24,395

Accumulated Amortization
At December 31, 2020	791	267	312	192	—	—	1,562
Disposals	(319)	—	—	—	—	—	(319)
Depreciation	369	66	193	42	—	—	670
Foreign exchange	(2)	—	(1)	—	—	—	(3)
At December 31, 2021	839	333	504	234	—	—	1,910
Disposals	(22)	(1)	—	—	—	—	(23)
Depreciation	237	69	293	24	—	—	623
Foreign exchange	(78)	(31)	(56)	(19)	—	—	(184)

At September 30, 2022	976	370	741	239	—	—	2,326

Carrying Value
December 31, 2021	3,276	1,573	116	117	1,760	3,992	10,834
September 30, 2022	2,860	2,811	1,883	86	1,760	12,669	22,069

All property and equipment, with the exception of land and plant and equipment of $14,429, are pledged as part of a general security agreement to secure the credit facility described in Note 7.

Page │ 9

Vicinity Motor Corp.

Notes to the Interim Condensed Consolidated Financial Statements

Three and nine months ended September 30, 2022 and September 30, 2021 (Unaudited, In thousands of US dollars, except for per share amounts)

7.	CREDIT FACILITY

During the year ended December 31, 2017, the Company entered into a revolving credit facility agreement with a financial institution for a maximum amount of C$20 million based on the value of certain Company assets. The terms of the agreement were amended on October 23, 2020, renewing the credit facility for a three-year term. The credit facility bears interest at a rate of 0.75% - 1% plus Canadian prime rate for loans denominated in Canadian dollars and 0.75% - 1% plus US prime rate for loans denominated in US dollars. The facility is secured by way of a general security agreement over all assets of the Company.

As at September 30, 2022, the Company had drawn $620 on this facility, comprised of $850 in Canadian funds.

Per the terms of the credit facility, the Company must maintain a consolidated 12-month rolling fixed charge coverage ratio if the Company borrows over 75% of the available facility. As at September 30, 2022, the Company has not borrowed over 75% of its availability.

8.	PROVISION FOR WARRANTY COST

The Company provides bumper to bumper warranty coverage for the first two years on specified components, with the exception of normal wear and tear.

During the nine months ended September 30, 2022, the Company recorded warranty expense of $458

(September 30, 2021 - $1,566) as part of its cost of sales in connection with sales completed during the nine months. During the nine months ended September 30, 2022, $676 of warranty costs (September 30, 2021 - $809) have been incurred against the provision. Change in estimate of the warranty provision relates to re-assessment of the warranty provision compared to the actual warranty claims applied.

$
Balance at December 31, 2020	800

Additions	1,598
Warranty claims applied	(1,073)
Change in estimate of warranty provision	344
Change in foreign exchange	—
Balance at December 31, 2021	1,669
Additions	458
Warranty claims applied	(676)
Change in estimate of warranty provision	314
Change in foreign exchange	(44)
Balance at September 30, 2022	1,721
Less: Current portion	1,560
Long-term portion of warranty provision	161

Page │ 10

Vicinity Motor Corp.

Notes to the Interim Condensed Consolidated Financial Statements

Three and nine months ended September 30, 2022 and September 30, 2021 (Unaudited, In thousands of US dollars, except for per share amounts)

9.	OTHER LONG-TERM LIABILITIES

	September 30, 2022		December 31, 2021
		$	$
Unsecured debentures - 2021	(a)	6,232	—
Lease Obligation	(b)	1,518	19
Other		51	73
		7,801	92

a)	On October 5, 2021, the Company issued C$10,300 in unsecured debentures with a maturity 12 months from the date of issue. On June 15, 2022, the maturity date of the debentures was extended to October 4, 2023, with the extension being treated as a modification of the original debt with the classification changing from current to long-term liabilities. As a result, a gain of $803 on modification of debt was recorded during the three months ended June 30, 2022. In connection with the extension, the Company cancelled 412,000 warrants from the previous agreement. On extension the Company issued 1,000,000 warrants to purchase common shares at an exercise price of C$2.25 per share. The value of these warrants was incorporated in the $803 gain on modification of debt. The warrants expire on the debt maturity date of October 4, 2023.

The unsecured debentures include 8% annual interest paid at maturity with $449 being recorded as borrowing costs on June 15, 2022, and an effective interest rate of 24%.

During the nine months ended September 30, 2022, the Company incurred $1,316 in interest expense (September 30, 2021 - $nil) on this loan, of which $593 is included in accounts payable and accrued liabilities at September 30, 2022.

b)	Minimum lease payments in respect of lease liabilities and the effect of discounting are as follows:

September 30, 2022
$
Undiscounted minimum lease payments:
Less than one year	466
One to two years	447
Two to three years	1,182
2,095
Effect of discounting	(178)
Present value of minimum lease payments – total lease liability	1,917
Less: Current portion	(399)
Long-term lease liabilities	1,518

During the nine months ended September 30, 2022 the Company entered into new lease agreements for office and warehouse facilities expiring March 31, 2027 and May 31, 2027.

Page │ 11

Vicinity Motor Corp.

Notes to the Interim Condensed Consolidated Financial Statements

Three and nine months ended September 30, 2022 and September 30, 2021 (Unaudited, In thousands of US dollars, except for per share amounts)

10.	SHARE CAPITAL

On March 24, 2021, the Company performed a 3 for 1 share consolidation of the Company’s common shares, stock options, warrants and DSUs. The quantities and per unit prices presented in this note are shown on post consolidation basis.

10.1 Authorized: Unlimited number of common shares without par value

10.2 Issued and Outstanding Common Shares:

The details for the common share issuances during the nine months ended September 30, 2022 are as follows:

a.	During the nine months ended September 30, 2022, 4,444,445 units, each unit consisting of one common share and one warrant, were issued for a private placement at a price of $2.70 for gross proceeds of $12,000. The value allocated to the warrants based on the residual value method was $nil. The Company also incurred share issuance costs of $1,283 in relation to this private placement.

During the nine months ended September 30, 2022, the Company also issued 302,555 shares at prices ranging from $2.96 to $3.65 for gross proceeds of $988.

b.	During the nine months ended September 30, 2022, 66,661 stock options were exercised by employees of the Company at an average exercise price of $1.13 for gross proceeds of $75.

The details for the common share issuances during the nine months ended September 30, 2021 were as follows:

c.	During the nine months ended September 30, 2021, 1,924,721 warrants were exercised at an average exercise price of $3.18 per share for gross proceeds of $6,128.

d.	During the nine months ended September 30, 2021, 254,996 stock options were exercised by employees of the Company at an average price of $1.61 per share for gross proceeds of $411.

10.3 Share Purchase Warrants

A summary of the Company’s share purchase warrants are as follows:

	Number of Warrants	Weighted Average Exercise Price
		C$
Outstanding, December 31, 2020	1,934,100	3.89
Issued	2,407,304	6.64
Forfeited	(9,379)	4.50
Exercised	(1,924,721)	3.89
Outstanding, December 31, 2021	2,407,304	6.64
Cancelled	(412,000)	—
Issued	5,577,778	3.84
Outstanding, September 30, 2022	7,573,082	4.23

During the nine months ended September 30, 2022, the Company issued 4,444,445 warrants and 133,333 agent warrants, as part of a private placement agreement with exercise prices of $2.97 and $3.36, respectively. The warrants expire 3 years and 2 years, respectively, from the date of closing of the placement.

During the nine months ended September 30, 2022, the Company issued 1,000,000 warrants as part of a debt extension agreement (Note 8) with an exercise price of C$2.25. The warrants expire on October 4, 2023.

10.4 Directors, Consultants, and Employee stock options

The Company has adopted a share option plan for which options to acquire up to a total of 10% of the issued share capital, at the award date, may be granted to eligible optionees from time to time. Generally, share options granted have a maximum term of five years, and a vesting period and exercise price determined by the directors.

Page │ 12

Vicinity Motor Corp.

Notes to the Interim Condensed Consolidated Financial Statements

Three and nine months ended September 30, 2022 and September 30, 2021 (Unaudited, In thousands of US dollars, except for per share amounts)

10.	SHARE CAPITAL (Continued)

A summary of the Company’s directors, consultants, and employee stock options are as follows:

	Number of Options	Weighted Average Exercise Price
		C$
Outstanding, December 31, 2020	1,173,320	2.70
Issued	684,999	6.71
Exercised	(256,662)	2.06
Outstanding, December 31, 2021	1,601,657	4.52

Issued	290,000	1.70
Forfeited	(341,670)	—
Exercised	(66,661)	1.40
Outstanding, September 30, 2022	1,483,326

During the nine months ended September 30, 2022, the Company granted 290,000 stock options to executives and directors to purchase common shares of the Company with an exercise price ranging from C$1.50 to C$2.98 per common share and expiring in three to five years. These stock options vest over one to three years.

During the nine months ended September 30, 2021, the Company granted 524,999 stock options to consulting firms to purchase common shares of the Company with exercise prices ranging from C$5.86 to C$9.36 per common share expiring in one to five years.

During the nine months ended September 30, 2021, the Company granted 160,000 stock options to executives and directors to purchase common shares of the Company with exercise prices ranging from C$7.20 to C$7.24 per common and expiring in five years. These stock options vest over three years.

During the nine months ended September 30, 2022, the Company recognized $56 (September 30, 2021 - $725) as stock-based compensation on the grant and vesting of options to directors, consultants and employees. The grant date fair value per option was calculated using the Black-Scholes model with the following weighted average assumptions:

	September 30, 2022	December 31, 2021

Fair value at grant date (C$)	$0.75	$4.20
Fair value at grant date (US$)	$0.57	$3.27
Risk-free interest rate	3.52%	0.42%
Expected life of options	4 years	4 years
Annual dividend rate	0%	0%
Annualized volatility	99%	90%
Forfeiture rate	14%	3%

Page │ 13

Vicinity Motor Corp.

Notes to the Interim Condensed Consolidated Financial Statements

Three and nine months ended September 30, 2022 and September 30, 2021 (Unaudited, In thousands of US dollars, except for per share amounts)

10.	SHARE CAPITAL (Continued)

The following tables summarize information about the Company’s stock options outstanding at September 30, 2022:

	Options Outstanding	Options Exercisable	Exercise Price	Remaining Contractual Life (Years)	Expiry Date
			C$

April 4, 2018	83,333	83,333	5.25	0.51	April 4, 2023
April 26, 2018	83,333	83,333	4.35	0.57	April 26, 2023
May 29, 2018	83,333	83,333	4.35	0.66	May 29, 2023
January 17, 2019	166,666	166,666	2.40	1.30	January 17, 2024
November 15, 2019	233,333	194,445	1.50	2.13	November 15, 2024
November 28, 2019	16,666	16,666	1.56	2.16	November 28, 2024
May 4, 2020	24,999	24,999	1.20	2.59	May 4, 2025
November 23, 2020	66,664	66,664	6.15	3.15	November 23, 2025
January 12, 2021	333,333	333,333	6.51	3.28	January 11, 2026
February 1, 2021	41,666	34,721	9.36	3.34	January 31, 2026
April 27, 2021	60,000	20,000	7.24	3.57	April 26, 2026
March 31, 2022	40,000	6,666	5.86	4.50	March 30, 2027
September 22, 2022	250,000	—	1.50	2.98	September 21, 2025

Total	1,483,326	1,114,159

10.5 Deferred Share Units

Pursuant to the Company’s Deferred Share Unit (“DSU”) Incentive Plan approved by the board of directors of the Company on July 8, 2018, deferred stock units to acquire common shares of the Company may be granted to specified board members of the Company in accordance with the terms and conditions of the plan.

Each DSU entitles the participant to receive one common share upon vesting. DSUs vest into common shares on the board members’ separation date from the board of directors. DSUs track the value of the underlying common shares, but do not entitle the recipient to the underlying common shares until such DSUs vest, nor do they entitle a holder to exercise voting rights or any other rights attached to ownership or control of the common shares, until the DSU vests and the DSU participant receives common shares.

A summary of the Company’s DSUs are as follows:

Number of DSUs

Outstanding, December 31, 2020	95,141
Issued	75,650
Outstanding, December 31, 2021	170,791
Issued	304,473
Outstanding, September 30, 2022	475,264

During the nine months ended September 30, 2022, the Company issued 304,473 DSUs

(September 30, 2021 – 34,937) to board members of the Company that vest upon the board members separation date from the Board of Directors.

During the nine months ended September 30, 2022, the Company recorded $426 (September 30, 2021 - $181) as stock-based compensation for the fair value of the DSUs issued.

Page │ 14

Vicinity Motor Corp.

Notes to the Interim Condensed Consolidated Financial Statements

Three and nine months ended September 30, 2022 and September 30, 2021 (Unaudited, In thousands of US dollars, except for per share amounts)

11.	RELATED PARTY BALANCES AND TRANSACTIONS

Key management includes personnel having the authority and responsibility for planning, directing and controlling the activities of the Company, which are the directors and executive officers of the Company.

Compensation to key management:

	Nine months ended	Nine months ended
	September 30, 2022	September 30, 2021
	$	$
Salaries and benefits	925	1,241
Directors’ fees	—	25
Stock-based compensation	687	575
	1,612	1,841

During the nine months ended September 30, 2022 the Company paid $158 in lease payments to a company owned by a director. $155 was recognized as depreciation and interest expense on the right of use asset and lease liability respectively.

During the nine months ended September 30, 2021 the Company paid $145 in lease payments to a company owned by a director. $124 was recognized as depreciation and interest expense on the right of use asset and lease liability respectively.

Balances with key management and other related parties are:

As at September 30, 2022, included in accounts payable are balances owing to key management or companies controlled by officers of the Company in the amount of $1 (September 30, 2021 - $22).

All related party balances are non-interest bearing, unsecured and have no fixed terms of repayment and have been classified as current.

12.	FINANCIAL INSTRUMENTS

Fair values

The Company’s financial instruments include cash and cash equivalents, restricted cash, trade and other receivables, accounts payable, the credit facility, short-term loans, deferred consideration, and lease obligations. The carrying amounts of these financial instruments are a reasonable estimate of their fair values based on their current nature and current market rates for similar financial instruments. Lease obligations are classified as level 2 within the hierarchy. Deferred consideration is the only instrument measured at fair value through profit and loss in accordance with IFRS 9 – Financial Instruments.

The following table summarizes the carrying values and fair values of the Company’s financial instruments:

	September 30, 2022	December 31, 2021
	$	$
Assets:
Measured at amortized cost (i)	4,166	7,212
Liabilities:
Amortized cost (ii)	14,506	10,284
Fair value through P&L (iii)	4,640	4,602

(i)       Cash, restricted cash and trade and other receivables

(ii)       Accounts payable and accrued liabilities, current loans, and lease obligations.

(iii)       Deferred consideration (only financial instrument carried at fair value)

The Company classifies its fair value measurements in accordance with the three-level fair value hierarchy. The measurement is classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Page │ 15

Vicinity Motor Corp.

Notes to the Interim Condensed Consolidated Financial Statements

Three and nine months ended September 30, 2022 and September 30, 2021 (Unaudited, In thousands of US dollars, except for per share amounts)

12.	FINANCIAL INSTRUMENTS (Continued)

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices), and

Level 3 – Inputs that are not based on observable market data

The carrying value amount of the Company’s financial instruments that are measured at amortized cost approximates fair value due to their short-term nature and market conditions. The Company valued deferred consideration (iii) as a level 3 instrument. The Company used a probability weighted discount model to determine the fair value of the deferred consideration. Key assumptions included a discount rate of 10% and an expected maturity date of June 30, 2023 after which the Company expects the consideration milestone to have been achieved.

13.	REVENUE

The Company’s revenue is summarized as follows:

	Nine months ended	Nine months ended
	September 30, 2022	September 30, 2021
	$	$
Bus Sales	12,182	36,549
Other revenue:
Spare part sales	4,131	2,077
Operating lease revenue	127	753

Total Revenue	16,440	39,379

14.	COMMITMENTS AND CONTINGENCIES

The Company entered into a production agreement with one of its manufacturers whereby the parties have agreed to a specified production volume. The Company also has outstanding purchase order commitments related to the construction of its new manufacturing facility. Future payments as at September 30, 2022 are $12,251.

15.	SEGMENT INFORMATION

Allocation of revenue to geographic areas is as follows:

	Nine months ended September 30, 2022	Nine months ended September 30, 2021
	$	$
Canada
Bus sales	7,912	9,277
Spare part sales	3,599	1,929
Operating lease revenue	—	—
United States
Bus sales	4,270	27,272
Spare part sales	532	148
Operating lease revenue	127	753
Total	16,440	39,379

During the nine months ended September 30, 2022, the Company had sales of $5,962, $4,653, and $1,581 to three end customers representing 36%, 28% and 10% of total sales, respectively. During the nine months September 30, 2021, the Company had sales of $26,753 and $4,423 to two customers representing 68% and 11% of total sales, respectively.

Page │ 16

Vicinity Motor Corp.

Notes to the Interim Condensed Consolidated Financial Statements

Three and nine months ended September 30, 2022 and September 30, 2021 (Unaudited, In thousands of US dollars, except for per share amounts)

16.	EFFECT OF THE CHANGE IN PRESENTATION CURRENCY

The effects of the change in presentation currency discussed in Note 3 above were as follows.

a)       Effect on the consolidated statement of (loss) income and comprehensive (loss) income for the three and nine months ended September 30, 2021.

	For the three months		For the nine months
	ended September 30, 2021		ended September 30, 2021
	USD	CAD	USD	CAD
Revenue
Bus sales	1,680	2,109	36,549	45,772
Other	644	812	2,830	3,544
	2,324	2,921	39,379	49,316

Cost of sales	(2,901)	(3,648)	(34,828)	(43,573)

Gross profit (loss)	(577)	(727)	4,551	5,743

Expenses
Sales and administration	2,355	2,969	5,337	6,677
Stock-based compensation	658	838	1,042	1,317
Amortization	141	178	413	517
Interest and finance costs	31	39	208	261
Foreign exchange loss	13	16	70	89

	3,198	4,040	7,070	8,861

Loss before taxes	(3,775)	(4,767)	(2,519)	(3,118)

Current income tax expense	23	29	23	29
Net loss	(3,798)	(4,796)	(2,542)	(3,147)

Loss per share
Basic & diluted	(0.13)	(0.16)	(0.09)	(0.11)

Weighted average number of common shares outstanding
Basic & diluted	29,826,211	29,826,211	29,824,442	29,824,442

	For the three months		For the nine months
	ended September 30, 2021		ended September 30,2021
	USD	CAD	USD	CAD
Net loss	(3,798)	(4.796)	(2,542)	(3,147)

Other comprehensive income items that may be reclassified subsequently to net (loss) income
Exchange differences on translation of foreign operations	(692)	30	(234)	(17)
Total other comprehensive (loss) income	(692)	30	(234)	(17)
Total comprehensive loss	(4,490)	(4,766)	(2,776)	(3,164)

Page │ 17

Vicinity Motor Corp.

Notes to the Interim Condensed Consolidated Financial Statements

Three and nine months ended September 30, 2022 and September 30, 2021 (Unaudited, In thousands of US dollars, except for per share amounts)

17.	SUBSEQUENT EVENT

In October of 2022, the Company issued 4,273,381 common shares at prices ranging from $1.11 to $1.19 per share, the Company incurred share issuance costs of $175 for net proceeds of $4,825 through its At-the-Market equity program.

18